May 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Anne Nguyen Parker, Assistant Director, Office of Transportation and Leisure

Donald E. Field

Re:	TransDigm Group Incorporated
Registration Statement on Form S-4 (Registration No. 333-217850)

Ladies and Gentlemen:

On behalf of TransDigm Inc. and TransDigm Group Incorporated (together, “TransDigm”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-217850) of TransDigm be declared effective at 2:00 p.m. on Wednesday, May 24, 2017, or as soon thereafter as practicable. TransDigm respectfully requests that you notify John T. Owen of such effectiveness by a telephone call to (212) 326-7874.

Please contact John T. Owen of Jones Day at (212) 326-7874 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

TRANSDIGM GROUP INCORPORATED

By:	/s/ Terrance M. Paradie
Name: Terrance M. Paradie
Title: Executive Vice President and Chief Financial Officer

cc:	John T. Owen, Esq.